CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Maximum Aggregate	Amount of Registration
Offered	Offering Price (1)	Fee

Sterling Fixed Rate Senior Registered Notes Due 2017	$783,591,530.40	$83,844.29

(1) The U.S. dollar equivalent of the maximum aggregate offering price has been calculated using an exchange rate of $1.9691 per 1.00 sterling pound as of February 7, 2007.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 205 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 29, 2007	Dated February 7, 2007
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES G
Sterling Fixed Rate Senior Registered Notes Due 2017

     We, Morgan Stanley, may not redeem these Global Medium-Term Notes, Series G, Sterling Fixed Rate Senior Registered Notes Due 2017 (the “notes”) prior to the maturity date thereof other than under the circumstances described under “Description of Notes—Tax Redemption” in the accompanying prospectus supplement.

     Application will be made for the notes described herein to be admitted to the Official List of the Financial Services Authority (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000) and to trading on the gilt-edged and fixed-interest market of the London Stock Exchange plc. No assurance can be given that such applications will be granted.

     This document constitutes the pricing supplement relating to the issuances of notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus referred to above. This pricing supplement is supplemental to and must be read in conjunction with such Base Prospectus.

     We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

     We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities”, in each case subject to and as modified by the provisions described below.

     On October 1, 2006, The Bank of New York succeeded JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank) as the trustee under the Senior Debt Indenture under which the notes are issued.

Principal Amount:	£400,000,000	Interest Payment Dates:	Each February 14, commencing
Maturity Date:	February 14, 2017		February 14, 2008
Settlement Date		Interest Payment Period:	Annual
(Original Issue Date):	February 14, 2007	Minimum Denominations:	£50,000 and integral multiples of
Interest Accrual Date:	February 14, 2007		£1,000 in excess thereof
		Business Days:	London, TARGET Settlement
Issue Price:	99.486%		Day and New York
Specified Currency:	Pounds sterling (“£”)	Agent:	Morgan Stanley & Co.
Redemption Percentage			International Limited
at Maturity:	100%	Common Code:	028713568
Interest Rate:	5.75% per annum (calculated	ISIN:	XS0287135684
	on an actual/actual day count	Form of Notes:	Registered
	basis)	Other Provisions:	None

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

MORGAN STANLEY

BANCA CABOTO	COMMERZBANK CORPORATES & MARKETS
DANSKE MARKETS	FORTIS BANK
ING WHOLESALE BANKING	KBC INTERNATIONAL GROUP
LLOYDS TSB	MITSUBUSIHI UFJ SECURITIES INTERNATIONAL PLC
NATIXIS	WESTLB AG

Supplemental Information Concerning Plan of Distribution

     On February 7, 2007, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.036%, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of 99.486% less a combined management and underwriting commission of 0.45% of the principal amount of the notes.

Principal Amount
Name

Morgan Stanley & Co. International Limited	£360,000,000
Banca Caboto S.p.A.	£4,000,000
Commerzbank Aktiengesellschaft	£4,000,000
Danske Bank A/S	£4,000,000
Fortis Bank nv-sa	£4,000,000
ING Belgium N.V.	£4,000,000
KBC Bank NV	£4,000,000
Lloyds TSB Bank plc	£4,000,000
Mitsubishi UFJ Securities International plc	£4,000,000
Natixis	£4,000,000
WestLB AG	£4,000,000

Total	£400,000,000

European Union Transparency Obligations Directive

     The European Union Transparency Obligations Directive (the “Directive”) may be implemented in a manner which could be burdensome for companies such as us. In particular, we may be required to prepare financial statements in accordance with accounting standards other than U.S. GAAP. We are under no obligation to maintain the listing of the notes, and prospective purchasers of notes should be aware that, in circumstances where a listing of the notes by the UK Listing Authority would require preparation of financial statements in accordance with standards other than U.S. GAAP, or in any other circumstances where the Directive is implemented in a manner that, in our opinion, is burdensome, the notes may be de-listed. In such a case of de-listing, we may, but are not obliged to, seek an alternative listing for the notes on a stock exchange outside the European Union. However, if such an alternative listing is not available or is, in our opinion, burdensome, an alternative listing for the notes may not be considered. Although no assurance is made as to the liquidity of the notes as a result of listing by the UK Listing Authority, de-listing the notes may have a material effect on a noteholder’s ability to resell the notes in the secondary market.

United States Federal Income Taxation

     If you are a non-U.S. investor, please refer to the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” The notes issued under this pricing supplement are not intended to be sold to any United States person (as defined in the accompanying prospectus supplement), and the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders of Notes and Units in Registered Form” does not apply to the notes issued under this pricing supplement.

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